Exhibit 99.1


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                           OF FF HOLDINGS CORPORATION

                                                                          PAGE
                                                                          ----

Independent Auditors' Report                                               F-2

Consolidated Financial Statements:

     Consolidated Balance Sheets as of December 30, 1995
         and December 28, 1996                                             F-3

     Consolidated Statements of Loss for each of the years in the three
         year period ended December 28, 1996                               F-5

     Consolidated Statements of Stockholders' Deficit for each
         of the years in the three year period ended December 28, 1996     F-6

     Consolidated Statements of Cash Flows for each of the years in the
         three year period ended December 28, 1996                         F-7

     Notes to Consolidated Financial Statements                            F-10

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
FF Holdings Corporation:

We have audited the consolidated balance sheets of FF Holdings Corporation and subsidiaries as of December 30, 1995 and December 28, 1996 and the related consolidated statements of loss, stockholders' deficit and cash flows for each of the years in the three year period ended December 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FF Holdings Corporation and subsidiaries as of December 30, 1995 and December 28, 1996 and the results of their operations and their cash flows for each of the years in the three year period ended December 28, 1996 in conformity with generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, in 1995 the Company adopted Statement of Financial Accounting Standards No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF.


                                                        KPMG PEAT MARWICK LLP

Norfolk, Virginia
February 11, 1997, except as to note 10, which is as of February 21, 1997

                    FF HOLDINGS CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS


                                                              December 30,       December 28,
                                                                 1995               1996
                                                                 ----               ----
                              ASSETS
Current assets (note 10):
     Cash (note 3)                                        $   2,085,769            853,560
     Accounts receivable, net of allowance
         for doubtful accounts of $491,330 at
         December 30, 1995 and $1,003,038 at
         December 28, 1996 (note 18)                         17,026,234         14,792,965
     Merchandise inventories, net
         Assuming the first-in, first-out method             56,700,404         54,164,510
         Less adjustment to the last-in, first-out method     3,036,896          3,355,394
                                                           ------------     --------------

                                                             53,663,508         50,809,116
                                                           ------------     --------------

     Prepaid expenses and other current assets                2,083,743          1,355,115
                                                           ------------     --------------

                       Total current assets                  74,859,254         67,810,756
                                                           ------------     --------------

Assets held for sale (note 10)                                6,220,362          9,998,102
Property, plant and equipment (notes 8, 9, 10 and 18):
     Land                                                    10,627,356          8,727,365
     Buildings                                               64,835,421         62,675,865
     Leasehold improvements                                  32,016,115         35,955,672
     Fixtures and equipment                                  82,743,500         87,093,915
     Transportation equipment                                   628,072            608,037
     Construction in progress                                   348,932            894,515
                                                           ------------     --------------

                                                            191,199,396        195,955,369
     Less accumulated depreciation and amortization          85,264,691         91,778,403
                                                           ------------     --------------

                       Net property, plant and equipment    105,934,705        104,176,966
                                                           ------------     --------------

Favorable lease rights, net of accumulated
     amortization of $6,398,657 at December 30, 1995
     and $7,283,859 at December 28, 1996                      4,519,402          3,540,441
Goodwill, net of accumulated amortization of
     $994,136 at December 30, 1995 and $2,348,851 at
     December 28, 1996                                        8,567,662          7,227,683
Deferred financing costs, net of accumulated
     amortization of $4,393,934 at December 30, 1995 and
     $6,419,514 at December 28, 1996                          8,853,224          7,859,675
Other, net (note 18)                                          1,144,005            175,677
                                                           ------------         ----------

                                                          $ 210,098,614        200,789,300
                                                           ============     ==============

                                                                                (continued)


                    FF HOLDINGS CORPORATION AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS (CONTINUED)



                                                                                    December 30,      December 28,
                                                                                       1995               1996
                                                                                       ----               ----
      LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
     Current installments of notes payable (note 9)                              $    1,183,073           801,467
     Current installments of obligations under capital
         leases (notes 8 and 18)                                                      1,858,914         3,040,132
     Trade accounts payable                                                          32,900,110        36,149,820
     Accrued expenses (note 7)                                                       27,124,842        27,505,006
     Accrued costs relating to closed stores,
         current portion (notes 3 and 5)                                              1,965,073         1,901,305
                                                                                  -------------   ---------------

                       Total current liabilities                                     65,032,012        69,397,730
                                                                                  -------------   ---------------

Long-term debt, excluding current installments:
     Revolving credit facility (note 10)                                             12,169,258        24,289,957
     Notes payable (note 9)                                                           1,751,721           919,698
     Obligations under capital leases (notes 8 and 18)                               31,617,554        33,958,653
     12.25% senior notes (note 11)                                                  165,000,000       165,000,000
     12.25% senior notes, series A (note 11)                                         37,337,873        37,074,410
     Convertible subordinated debentures (notes 10 and 13)                            9,322,398         4,380,243
     14.25% senior notes (note 12)                                                   74,348,357        85,524,614
                                                                                  -------------   ---------------

                       Total long-term debt, including current installments         331,547,161       351,147,575

Accrued costs relating to closed stores (notes 3 and 5)                               7,969,459         7,470,884
Deferred credits and other liabilities (note 3)                                       4,356,659         3,424,988
                                                                                  -------------   ---------------

                       Total liabilities                                            408,905,291       431,441,177
                                                                                  -------------   ---------------

14.25% cumulative redeemable preferred stock, authorized 700,000 shares; issued
     191,679 shares; stated at liquidation value of $100 per share plus accrued
     and unpaid dividends (note 14)                                                  30,000,043        34,427,346

Stockholders' deficit (note 15):
     Class A common stock of $.01 par value; authorized
         2,500,000 shares; issued and outstanding 41,480 shares                             415               415
     Class B common stock of $.01 par value; authorized
         3,500,000 shares; issued and outstanding 2,458,520 shares                       24,585            24,585
     Class C common stock of $.01 par value, authorized
         and issued 1 share                                                                  -                 -
     Additional paid-in capital                                                      10,975,050        10,975,050
     Accumulated deficit                                                           (238,492,733)     (274,970,333)
     Stockholder loans (note 18)                                                     (1,314,037)       (1,108,940)
                                                                                  --------------  ----------------

                       Total stockholders' deficit                                 (228,806,720)     (265,079,223)

Commitments, contingencies and subsequent event
     (notes 2, 8, 10, 17 and 18)                                                             -                 -
                                                                                  -------------   ----------------

                                                                                 $  210,098,614       200,789,300
                                                                                  =============   ===============

See accompanying notes to consolidated financial statements.

                    FF HOLDINGS CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF LOSS



                                                                     Years Ended
                                                     --------------------------------------------
                                                     December 31,    December 30,    December 28,
                                                        1994            1995             1996
                                                        ----            ----             ----
Sales                                              $  885,883,350    885,087,448     761,493,845
Cost of sales                                         677,542,329    674,776,002     583,521,074
                                                    -------------   ------------    ------------
              Gross profit                            208,341,021    210,311,446     177,972,771
Depreciation and amortization                         (24,951,897)   (21,797,566)    (20,792,781)
Other selling, general and administrative expenses   (167,542,289)  (164,397,459)   (138,641,513)
Store closure and other charges (note 5)                       -      (2,635,666)     (1,497,284)
Interest expense                                      (43,831,255)   (45,285,328)    (46,119,354)
Loss on disposition of assets (note 3)                   (396,434)    (4,376,073)       (537,956)
Write down of long-lived assets to be
     disposed (note 1)                                         -      (7,230,982)     (2,756,207)
Other, net (notes 6 and 13)                                99,448       (701,308)        322,027
                                                    -------------   -------------   ------------
              Net loss                                (28,281,406)   (36,112,936)    (32,050,297)
Dividends on cumulative preferred stock                (3,361,832)    (3,857,959)     (4,427,303)
                                                    -------------   -------------   -------------
              Net loss to common stockholders      $  (31,643,238)   (39,970,895)    (36,477,600)
                                                    =============   =============   =============


See accompanying notes to consolidated financial statements.

                    FF HOLDINGS CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

     YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996

                                                Common Stock
                            ----------------------------------------------------
                               Class A            Class B            Class C
                            Shares   Amount   Shares    Amount    Shares  Amount
                            ------   ------   ------    ------    ------  ------

Balance at
     January 1, 1994        41,480   $  415  2,458,520  $ 24,585     1    $    -

Loans to stockholders            -        -          -         -     -         -
Repayment of stockholder
     loans                       -        -          -         -     -         -
Proceeds from offering           -        -          -         -     -         -
Preferred stock dividends        -        -          -         -     -         -
Net loss                         -        -          -         -     -         -
                            ----------------------------------------------------

Balance at
     December 31, 1994      41,480      415  2,458,520    24,585     1         -

Repayment of stockholder
     loans                       -        -          -         -     -         -
Preferred stock dividends        -        -          -         -     -         -
Net loss                         -        -          -         -     -         -
                            ----------------------------------------------------

Balance at
     December 30, 1995      41,480      415  2,458,520    24,585     1         -

Write down of stockholder
     loans (note 18)             -        -          -         -     -         -
Preferred stock dividends        -        -          -         -     -         -
Net loss                         -        -          -         -     -         -
                            ----------------------------------------------------

Balance at
     December 28, 1996      41,480   $  415  2,458,520  $ 24,585     1    $    -
                            ======   ======  =========  ========  ====    ======



                                                                          Total
                             Additional
                              Paid-In      Due from   Accumulated    Stockholder  Stockholders'
                              Capital    Stockholders   Deficit         Loans       Defecit
                              -------    ------------   -------         -----       -------
Balance at                                                                       (159,527,211)
     January 1, 1994        10,975,050    (2,266,052) (166,878,600)  (1,382,609)

Loans to stockholders                -             -             -      (76,007)      (76,007)
Repayment of stockholder
     loans                           -             -             -      110,000       110,000
Proceeds from offering               -     2,266,052             -            -     2,266,052
Preferred stock dividends            -             -    (3,361,832)           -    (3,361,832)
Net loss                             -             -   (28,281,406)           -   (28,281,406)
                            ------------------------------------------------------------------

Balance at
     December 31, 1994      10,975,050             -  (198,521,838)  (1,348,616) (188,870,404)

Repayment of stockholder
     loans                           -             -             -       34,579        34,579
Preferred stock dividends            -             -    (3,857,959)           -    (3,857,959
Net loss                             -             -   (36,112,936)           -   (36,112,936)
                            ------------------------------------------------------------------

Balance at
     December 30, 1995      10,975,050             -  (238,492,733)  (1,314,037) (228,806,720)

Write down of stockholder
     loans (note 18)                 -             -             -      205,097       205,097
Preferred stock dividends            -             -    (4,427,303)           -    (4,427,303)
Net loss                             -             -   (32,050,297)           -   (32,050,297)
                            ------------------------------------------------------------------

Balance at
     December 28, 1996      10,975,050             -  (274,970,333)  (1,108,940) (265,079,223)
                            ==========  ============  ============== =========== =============


See accompanying notes to consolidated financial statements.

                    FF HOLDINGS CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                           Years Ended
                                                                           --------------------------------------------
                                                                           December 31,    December 30,    December 28,
                                                                              1994            1995            1996
                                                                              ----            ----            ----
Cash flows from operating activities:
     Net loss                                                             $ (28,281,406)  $ (36,112,936)  $ (32,050,297)
     Adjustments to reconcile net loss to net cash provided by operating activities:
         Depreciation and amortization                                       24,951,897      21,797,566      20,792,781
         Store closure and other charges                                              -       2,635,666       1,497,284
         Loss on disposition of property and equipment                          396,434       1,915,615         537,956
         Loss on sale of 10 stores to Hannaford Bros. Inc.                            -       2,460,458               -
         Loss on disposition of preferred stock                                       -       1,084,604               -
         Write down of long-lived assets to be disposed                               -       7,230,982       2,756,207
         Write down of stockholder loans                                              -               -         205,097
         Gain on conversion of convertible subordinated
              debentures, net                                                         -        (293,546)       (298,536)
         Additional 14.25% senior notes issued
              in lieu of interest                                             8,442,740       9,688,690      11,118,513
         Amortization of premium on 12.25%
              senior notes                                                     (211,042)       (235,800)       (263,463)
         Amortization of discount on 14.25%
              senior notes                                                        5,639          20,067          57,744
         LIFO charge to earnings                                                271,000          35,553         318,498
         Noncash recognition of deferred revenue                               (417,147)       (701,763)     (1,124,194)
         Changes in assets and liabilities that increase
         (decrease) net cash provided by operating activities
              Accounts receivable                                            (1,861,757)      2,130,031       2,233,269
              Merchandise inventories                                        (3,418,568)       (283,722)        781,332
              Prepaid expenses and other current assets                        (184,182)        120,241         728,628
              Trade accounts payable                                          5,069,662      (8,540,684)      3,249,710
              Accrued expenses                                                2,483,942       1,918,962         380,164
              Accrued costs relating to closed stores                        (3,783,251)     (2,266,813)     (2,059,627)
              Deferred credits and other liabilities                             (8,322)        936,388         192,523
              Other, net                                                       (349,970)         93,405         175,098
                                                                            ------------    ------------    ------------
                       Total adjustments                                     31,387,075      39,745,900      41,278,984
                                                                            ------------    ------------    ------------

                       Net cash provided by operating
                           activities                                         3,105,669       3,632,964       9,228,687
                                                                            ------------    ------------    ------------

Cash flows from investing activities:
     Acquisition of property and equipment                                   (7,668,431)    (17,081,346)    (18,329,078)
     Proceeds from sale of property and equipment                             1,939,894         654,394       4,880,711
     Proceeds from sale of 10 stores to Hannaford Bros. Inc.                          -      28,368,789               -
     Acquisition of Bold Horizons common stock, net
         of cash acquired                                                      (394,539)              -               -
     Acquisition of assets from Drug Emporium franchisee                              -      (4,246,988)              -
                                                                            ------------    ------------    ------------
                           Net cash provided by (used in)
                           investing activities                              (6,123,076)      7,694,849     (13,448,367)
                                                                            ------------    ------------    ------------

                                                                                                             (continued)


                    FF HOLDINGS CORPORATION AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)


                                                                                             Years Ended
                                                                             -------------------------------------------
                                                                             December 31,   December 30,    December 28,
                                                                                1994          1995             1996

Cash flows from financing activities:
     Borrowings under revolving credit facility                           $ 144,604,126   $ 150,438,533   $ 151,656,252
     Repayments under revolving credit facility                            (135,533,535)   (156,950,483)   (139,535,553)
     Repayments of long-term debt                                            (2,115,466)     (2,014,286)     (1,104,515)
     Stockholder loan repayments                                                110,000          34,579               -
     Principal repayments of obligations
         under capital leases                                                (1,744,016)     (1,922,040)     (2,188,222)
     Payment upon conversion of convertible subordinated
         debentures                                                                   -      (5,627,762)     (4,667,521)
     Payment of refinancing costs                                              (229,507)              -      (1,172,970)
     Proceeds from issuance of Class B
         common stock                                                         2,266,052               -               -
                                                                          --------------  --------------  --------------

                       Net cash provided by (used in)
                           financing activities                               7,357,654     (16,041,459)      2,987,471
                                                                          --------------  --------------  --------------

                       Net increase (decrease) in cash                        4,340,247      (4,713,646)     (1,232,209)

Cash at beginning of period                                                   2,459,168       6,799,415       2,085,769
                                                                          --------------  --------------  --------------

Cash at end of period                                                     $   6,799,415  $    2,085,769   $     853,560
                                                                          ============== ===============  ==============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
     INFORMATION:
         Cash paid during the year for:
              Interest                                                    $  33,588,257  $   36,080,529   $  34,352,498
                                                                          ============== ===============  ==============

              Income taxes                                                $           -  $            -   $           -
                                                                          ============== ===============  ==============

SUPPLEMENTAL INFORMATION ON NONCASH INVESTING AND FINANCING ACTIVITIES:
         During the year ended December 30, 1995, Farm Fresh sold selected assets to Hannaford Bros. Inc. (note 3) for net proceeds of $28,368,789, including $820,000 received for noncompete and license agreements. The net assets sold are as follows:

               Assets sold                                          $ 33,848,965
               Liabilities assumed by Hannaford Bros. Inc.             3,839,718
                                                                     -----------

                           Net assets sold                            30,009,247

                           Net proceeds, excluding proceeds related to
                              noncompete and license agreements       27,548,789
                                                                     -----------
                           Loss on sale of assets                   $  2,460,458
                                                                     -----------

                                                                     (continued)

                    FF HOLDINGS CORPORATION AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)



SUPPLEMENTAL INFORMATION ON NONCASH INVESTING AND FINANCING ACTIVITIES
         (CONTINUED):
         During the year ended December 31, 1994, Farm Fresh purchased all of the outstanding stock from Bold Horizons, Inc. for $416,434 (note 4). In conjunction with the acquisition, liabilities were assumed as follows:

               Fair value of assets purchased                       $  2,887,278
               Cash paid to seller, net of change funds                  394,539
                                                                    ------------

                   Liabilities assumed, principally long-term debt  $  2,492,739
                                                                    ------------

         Duringthe year ended December 31, 1994, Farm Fresh finalized the purchase price allocation for the acquisition of 12 stores from Safeway Inc. as follows:

               Overvaluation of assets                             $  1,060,712
               Overaccrual of closed store liability                 (1,549,112)
               Payment of additional direct costs of acquisition         82,605
                                                                   -------------
                           Net change in goodwill                  $   (405,795)
                                                                   -------------

         During the year ended December 31, 1994, stockholder loans increased by $76,007 for the accrual of interest.

         During the years ended December 31, 1994, December 30, 1995, and
               December 28, 1996 the Company entered into capital lease obligations of $3,258,104, $3,688,500 and $5,765,295, respectively.

         The Company accrued cumulative dividends on its redeemable preferred stock of $3,361,832, $3,857,959, and $4,427,303 respectively, in the years ended December 31, 1994, December 30, 1995 and December 28, 1996.

See accompanying notes to consolidated financial statements.

                    FF HOLDINGS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996


  (1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     (a)    NATURE OF BUSINESS AND BASIS OF PRESENTATION
            FF Holdings Corporation (FF Holdings or the Company), a Delaware
               corporation, was organized in 1988 to effect the acquisition of Farm Fresh, Inc. (Farm Fresh), a Virginia corporation. As a result, Farm Fresh became a wholly-owned subsidiary of FF Holdings. From the time of its formation, FF Holdings has engaged in no independent business operations, and its activities have been limited to those incidental to the acquisition of and investment in Farm Fresh. Farm Fresh is engaged in the retail grocery business under the names "Farm Fresh," "Rack and Sack," and "Gene Walters' Marketplace." These operations include combination stores and super warehouse stores located in the Hampton Roads, Richmond and Shenandoah Valley areas of Virginia.

            The consolidated financial statements include the accounts of FF
               Holdings Corporation and subsidiaries. All significant intercompany balances and transactions of consolidated subsidiaries have been eliminated.

            The consolidated  financial statements do not include the accounts of certain joint venture partnerships in which Farm Fresh has acquired interests ranging from 20% to 33%. These joint ventures were formed to acquire, renovate, construct and operate various rental properties. The joint venture partnerships are carried on the equity method.

     (b)    DEFINITION OF FISCAL YEAR
            The fiscal year of the Company ends on the Saturday nearest to December 31. Fiscal 1994 ended December 31, 1994, fiscal year 1995 ended December 30, 1995 and fiscal year 1996 ended December 28, 1996.

     (c)    MERCHANDISE INVENTORIES
            Inventories are stated at the lower of cost or market. For substantially all of the inventories, cost has been determined on a last-in, first-out (LIFO) basis. With respect to the remaining inventories, cost has been determined on a first-in, first-out
               (FIFO) basis. Approximately 93% of total merchandise inventories in 1995 and 1996 were costed using the LIFO method. Movies held for rent are included in merchandise inventories and amortized to their net realizable value over 90 days.

     (d)    PROPERTY, PLANT AND EQUIPMENT
            Property, plant and equipment are stated at cost. Buildings and equipment under capital leases are stated at the lower of the present value of minimum lease payments at the beginning of the lease term or fair value of the property at the inception of the lease. Owned buildings, fixtures and equipment are depreciated over the estimated useful lives of the respective assets using the straight-line method. Buildings under capital leases, fixtures and equipment under capital leases and leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful life of the related asset. Farm Fresh uses the following estimated lives for depreciating and amortizing property, plant and equipment:

                           Buildings                      10-40       years
                           Leasehold improvements         10          years
                           Fixtures and equipment          3-8        years
                           Transportation equipment        3-8        years

     (e)    FAVORABLE LEASE RIGHTS
            Favorable lease rights are amortized over the term of the lease using the straight-line method.

     (f)    GOODWILL
            Goodwill  represents the excess purchase price over the estimated fair value at the date of acquisition of the tangible and identifiable intangible net assets acquired and is amortized over its estimated recovery period using the straight-line method. The maximum recovery period is 25 years.

     (g)    DEFERRED FINANCING COSTS
            Deferred financing costs are amortized over the term of the related financing primarily using the effective interest method.

     (h)    INCOME TAXES
            Income taxes are accounted for under the asset and liability method.
               Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (i)    ASSETS HELD FOR SALE
            Assets held for sale are carried at estimated net realizable  value less estimated costs to sell. Included in assets held for sale at December 28, 1996 are three buildings, one of which is currently leased to third party through 2000, and three parcels of land. Management expects to see these properties over the next three years.

     (j)    PREOPENING COSTS
            Farm Fresh capitalizes costs associated with the opening of new or remodeled stores and amortizes these costs over the first six accounting periods during which the store is open.

     (k)    ADVERTISING COSTS
            Advertising costs, which are included in selling,  general and administrative expenses in the accompanying consolidated statements of loss, are expensed as incurred. Advertising expenses, net of cooperative advertising allowances, amounted to $5,379,335, $5,283,195 and $3,296,464, respectively, for the years ended December 31, 1994, December 30, 1995 and December 28, 1996.

     (l)    IMPAIRMENT OF LONG-LIVED ASSETS
            In March 1995, the Financial Accounting Standards Board issued
               Statement of Financial Accounting Standards No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF (Statement 121). Statement 121 requires that long-lived assets and certain identifiable intangible assets to be held and used by an entity be reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market or discounted cash flow value is required. Statement 121 also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less costs to sell. Farm Fresh adopted Statement 121 in 1995. The application of Statement 121 to assets held for disposal resulted in a charge of $7.2 million and $2.8 million in 1995 and 1996, respectively. Statement 121 has not had an impact on assets to be held and used.

     (m)    USE OF ESTIMATES
            Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (n)    RECLASSIFICATIONS
            Certain reclassifications have been made to the consolidated financial statements for the years ended December 31, 1994 and December 30, 1995 in order to conform with the financial statement presentation for the year ended December 28, 1996.

  (2)      LIQUIDITY
           Although the Company has historically generated cash flow from operations, the interest incurred on its substantial debt obligations has resulted in recurring losses. In addition, FF Holdings will be required to make cash interest payments on its 14.25% senior notes commencing April 1, 1998. As a holding company with no operations independent from the operations of Farm Fresh, FF Holdings is dependent on dividends from Farm Fresh to make its cash interest payments. Farm Fresh's limited cash flow as well as the covenants in its debt agreements will likely preclude it from paying dividends to FF Holdings to enable FF Holdings to make its April 1, 1998 cash interest payment.

           Although management believes the Company's cash flow from operations and amounts available under its revolving credit facility will provide sufficient financial resources to meet its obligations through fiscal 1997, substantial additional capital will be required to satisfy its debt service obligations in 1998. Management of Farm Fresh has engaged an investment banking firm and is in the process of exploring strategic alternatives, which may include the sale of some or all of FF Holdings' assets or the negotiation by FF Holdings of modifications in the terms of its 14.25% senior notes. Because the FF Holdings senior notes are subordinated to the indebtedness of Farm Fresh, proceeds generated from any of these alternatives would not be available to satisfy the obligations of FF Holdings until all of Farm Fresh's indebtedness has been satisfied. There can be no assurance that the Company will be able to secure sufficient Capital to enable it to satisfy all outstanding obligations. In that event, the Company may be required to enter into some form of reorganization.

           In addition, Farm Fresh's existing revolving credit facility expires on January 13, 1998. Therefore, Farm Fresh will be required to renew its existing facility or secure an alternative source of short-term financing prior to the expiration. Although there can be no assurances that Farm Fresh will succeed in renewing its existing facility or securing a new facility which will provide sufficient financial resources to conduct its operations, Farm Fresh believes that it will be able to obtain some form of short-term interim facility.

  (3)      SALE TO HANNAFORD BROS. INC.
           On September 25, 1995, Farm Fresh sold the assets of 10 combination stores, three of which had been previously closed by Farm Fresh, to Hannaford Bros. Inc. (Hannaford). The stores were primarily located in Richmond, Virginia.

           The net proceeds were as follows:

               Gross proceeds:
                        Inventory and other assets sold      $  28,318,993
                        Noncompete and license agreements          820,000
                                                                ----------
                                                                29,138,993

               Divestiture expenses:
                        Sales tax on sale of assets                261,000
                        Other divestiture expenses                 509,204
                                                                ----------

                              Net proceeds                   $  28,368,789
                                                                ==========

           The gross proceeds reflected above include $750,000 received pursuant to a three year noncompetition agreement. This agreement restricts Farm Fresh's activities in Richmond and the surrounding areas except with respect to its remaining stores in the Richmond market. The gross proceeds also include $70,000 received pursuant to a one year license agreement under which Hannaford was permitted to trade under the name "The Grocery Store" in the Richmond market for a period of one year. Farm Fresh deferred the proceeds received under these agreements and is recognizing revenue over the term of the respective contract.

           The net assets sold and related loss can be summarized as follows:

           Assets sold:
              Merchandise inventories                            $  4,339,497
              Property and equipment                               13,404,723
              Favorable lease rights                                5,257,126
              Goodwill                                             10,847,619
                                                                   ----------
                    Total assets sold                              33,848,965
                                                                   ----------
           Liabilities assumed by Hannaford:
              Obligations under capital leases                      3,334,235
              Closed store liability                                  505,483
                                                                    ---------
                    Total liabilities assumed                       3,839,718
                                                                    ---------
                    Net assets sold                                30,009,247

                    Net proceeds, excluding proceeds related to
                          noncompete and license agreements        27,548,789
                                                                   ----------
                    Loss on sale of assets                       $  2,460,458
                                                                   ==========

           Under the terms of the agreement, $1,261,000 of the net proceeds were placed in escrow after closing for any potential claims against Farm Fresh with respect to the stores sold and sales tax attributable to the sale. As of December 30, 1995, $250,000 of the escrowed amount had been released to Farm Fresh. The remaining amounts held in escrow, including interest accrued thereon, were released to Farm Fresh in 1996. The amounts held in escrow are included in cash on the accompanying consolidated balance sheet as of December 30, 1995.

           Farm Fresh used $200,534 of the net proceeds to repay an industrial revenue development bond which was collaterialized by one of the stores sold.

           In order to comply with the terms of the indentures of Farm Fresh's
               12.25% senior notes and 12.25% senior note series A, Farm Fresh reinvested the proceeds from the sale of the assets in the remodeling existing stores.

  (4)      ACQUISITIONS
           (A) DRUG EMPORIUM
                 In November 1995, Farm Fresh purchased selected assets from a Drug Emporium franchisee in Richmond for $4.2 million. In conjunction with the acquisition, Farm Fresh acquired $1.8 million in inventory and $0.2 million in fixtures, which were placed in existing Farm Fresh stores. The acquisition was accounted for as a purchase, with the excess of the purchase price over the fair value of the assets acquired allocated to goodwill. Farm Fresh is amortizing the goodwill over 2 years. Farm Fresh also entered into a two-year license agreement with Drug Emporium which allows Farm Fresh to use Drug Emporium's trademarks in certain Farm Fresh stores located in Richmond. A stockholder and member of the Company's Board of Directors currently serves on Drug Emporium's Board of Directors.

           (B) BOLD HORIZONS, INC.
                 In August 1994, Farm Fresh acquired the outstanding common stock of Bold Horizons, Inc., for $416,434 in cash, including the direct costs of the acquisition, and notes payable totaling $700,000 (note 9). The acquisition was accounted for as a purchase. As a result, the cost of the acquisition was allocated on the basis of the fair market value of the assets acquired and the liabilities assumed, with the excess purchase price of $1.7 million allocated to goodwill. Bold Horizons, Inc. operates one super warehouse store.

  (5)      ACCRUED COSTS RELATING TO CLOSED STORES
            During 1995 and 1996,  Farm Fresh closed six and two stores, respectively. In conjunction with the closures, Farm Fresh accrued future costs of $2.6 million in 1995 and $1.5 million in 1996. The costs, recorded based on discounted cash flows are directly attributable to the closed stores. The costs accrued include rent, taxes, utilities, common area maintenance and other costs associated with the store locations.

            During the years ended December 31, 1994, December 30, 1995 and
               December 28, 1996, $2.5 million, $2.3 million and $2.1 million, respectively, net of related interest expense, related to closed facilities were charged against the liability noted as accrued costs relating to closed stores in the accompanying consolidated balance sheets. These costs represent rent, taxes, utilities, common area maintenance and other costs associated with the specific store locations.

  (6)      WRITE-OFF OF VIRGINIA SUPERMARKETS, INC. PREFERRED STOCK
            During 1992, Farm Fresh sold 11 of its Nick's stores to Virginia
               Supermarkets, Inc., (Supermarkets), an entity related to Farm Fresh by common ownership. Farm Fresh received cash of $4,955,675 and 10% cumulative preferred stock with $3,000,000 face value. Because the preferred stock represented an investment in a thinly capitalized entity, the gain on the sale of $1,915,396 was deferred until realization could be reasonably assured. Supermarkets was dissolved in 1995 and Farm Fresh wrote off its $1,084,604 investment in the preferred stock. This write-off has been included in other, net in the accompanying consolidated statement of loss for the year ended December 30, 1995.

  (7)      ACCRUED EXPENSES
           Accrued expenses consisted of the following:

                                                       December 30,  December 28
                                                           1995         1996
                                                           ----         ----
                     Accrued licenses and other taxes $  6,110,228  $  5,407,620
                     Accrued interest                    9,670,600    10,261,199
                     Accrued insurance claims            3,669,027     4,125,522
                     Accrued other                       7,674,987     7,710,665
                                                       -----------   -----------
                                                      $ 27,124,842    27,505,006
                                                       ===========   ===========

  (8)      LEASES
           Included in property, plant and equipment are the following amounts applicable to capital leases:

                                                December 30,   December 28
                                                   1995          1996

             Buildings                         $34,884,277   $36,396,380
             Fixtures and equipment              1,395,560     4,897,322
                                                ----------    ----------

                                                36,279,837    41,293,702
             Less accumulated amortization      12,526,405    14,308,039
                                                ----------    ----------

                                               $23,753,432    26,985,663
                                               ===========    ==========

           Amortization expense of assets under capital leases was $2,580,176, $2,627,032 and $2,709,123 for the years ended December 31, 1994,
             December 30, 1995 and December 28, 1996, respectively.

           Future minimum lease payments under noncancelable operating leases and the present value of future minimum capital lease payments as of December 30, 1996 are as follows:



                        Fiscal Year                                 Capital Leases      Operating Leases
                        -----------                                 --------------      ----------------
                           1997                                     $    7,547,981      $   7,531,515
                           1998                                          7,483,889          7,193,193
                           1999                                          6,878,229          6,581,622
                           2000                                          6,318,343          6,187,426
                           2001                                          5,499,795          6,084,442
                           Later years                                  48,997,548         43,129,778
                                                                        ----------      -------------

                                    Total minimum lease payments        82,725,785      $  76,707,976
                                                                                        =============

                           Less amount representing interest            45,727,000
                                                                        ----------
                                    Present value of net minimum
                                         capital lease payments         36,998,785

                           Less current installments of obligations
                                under capital leases                     3,040,132
                                                                         ---------
                                    Long-term obligations
                                         under capital leases       $   33,958,653
                                                                    ==============

           Minimum payments under capital leases have not been reduced by minimum sublease rentals of $830,590 due in the future under noncancelable subleases.

           Rental expense for operating leases and contingent rentals for both operating and capital leases are as follows:



                                                                                          Fiscal Years Ended
                                                                              ----------------------------------------------
                                                                              December 31,    December 30,      December 28,
                                                                                  1994            1995              1996
                                                                                  ----            ----              ----
                    Minimum rentals - operating leases                       $ 10,271,529    $  10,191,480   $    7,276,377
                    Contingent rentals - operating leases                         464,779          287,643          200,638
                    Contingent rentals - capital leases                           248,155          224,450          180,803
                                                                               ----------      -----------      -----------

                                                                             $ 10,984,463    $  10,703,573   $    7,657,818
                                                                               ==========      ===========     ============

           Contingent rentals are determined as a percentage of sales in excess of stipulated amounts for certain stores. Most of Farm Fresh's leases provide for payment of taxes, maintenance, insurance and certain other operating expenses applicable to leased property.

           Minimum payments under capital leases and operating leases do not include minimum rentals for certain leases assumed by Nash Finch and the operators of the Tinee Giant stores. Farm Fresh is secondarily liable for these leases in the event of default by the present lessee. Future minimum lease payments on these leases as of December 28, 1996 are approximately $2,024,000.

           FarmFresh sold its North Carolina stores in early 1991 and its Nick's conventional stores in 1992 to independent operators financed by Richfood, Inc. (Richfood), Farm Fresh's primary supplier. Under the agreements, Richfood agreed to guarantee the lease payments for these stores. Therefore, Farm Fresh would be liable under these leases only to the extent that the current lessee and Richfood default. Future minimum lease payments under these leases amount to approximately $9,363,000 as of December 28, 1996.

  (9)      NOTES PAYABLE
           Notes payable consist of the following:



                                                                               December 30,     December 28,
                                                                                  1995             1996
                                                                                  ----             ----
                 Industrial Development Revenue Bonds;
                          65% of prime, which averaged 5.7% for 1995
                          and 5.4% for 1996, quarterly installments
                          of $90,000 plus interest, due January 2000           $1,498,463       1,138,463
                 Obligations under noncompete agreements;
                     10% to 12% interest; monthly payments
                     ranging from $2,950 to $3,462; due
                     May 1997 to November 2003                                    474,403         228,379
                 Notes payable:
                     Prime + 2% notes, which averaged 11% for 1995 and 10% for
                           1996; weekly installments of
                          $7,752 including interest; collateralized by
                          substantially all assets of Bold Horizons, Inc.;
                          due September 1998                                      566,095         198,767
                     Prime + 2% notes, which averaged 11% for 1995
                          and 10% for 1996; monthly installments of
                          $19,444 plus interest; collateralized by the
                          common stock of Bold Horizons, Inc.;
                          due September 1998                                   $  395,833      $  155,556
                                                                                ---------       ---------

                              Total notes payable                               2,934,794       1,721,165

                 Less current installments of notes payable                     1,183,073         801,467
                                                                                ---------       ---------

                              Notes payable, excluding current installments    $1,751,721      $  919,698
                                                                                =========       =========

           At December 28, 1996, collateral for the industrial development revenue bonds consisted of certain property, plant and equipment against which the notes were issued. The net book value of the related collateral is approximately $2,790,000 at December 28, 1996.

           Aggregate annual maturities of notes payable for fiscal years after December 28, 1996 are as follows: 1997--$801,467;
               1998--$378,459; 1999--$380,800; 2000-- $81,901, 2001 and
               thereafter--$78,538.

(10) REVOLVING CREDIT FACILITY
           In 1996, Farm Fresh renewed its existing revolving credit facility.
               The revolving credit facility allows Farm Fresh to borrow up to $40.0 million, less $4.0 million reserved for the redemption of convertible debentures, subject to certain borrowing base limitations through January 13, 1998. The availability of the revolving credit facility is also reduced by outstanding letters of credit of $1,072,501 at December 28, 1996.

           The revolving credit facility bears interest at prime plus 1 3/4%, payable quarterly. The actual interest rate on the revolving credit facility averaged 10 3/4% for 1995 and 10% for 1996. The facility is collateralized by accounts receivable, inventory and substantially all other assets of Farm Fresh. In addition, FF Holdings has pledged all of the outstanding capital stock of Farm Fresh for the repayment of the facility.

           The agreement governing the revolving credit facility contains covenants which, among other things, limit the incurrence of additional indebtedness, capital expenditures, payment of dividends, transactions with affiliates, mergers and consolidations, prepayment of other indebtedness and liens and encumbrances. Farm Fresh is also required to maintain a minimum level of cashflow.

           For the year ended December 28, 1996, Farm Fresh exceeded the maximum capital expenditures covenant and as a result the lender had the right to demand repayment of the borrowings under the facility. On February 21, 1997, the lender agreed to waive the noncompliance.

(11) SENIOR NOTES
           On October 9, 1992 Farm Fresh issued $165,000,000 of senior notes
               (senior notes) through a public offering. The notes, which bear interest at 12.25%, payable semiannually each April 1 and October 1, represent general unsecured obligations of Farm Fresh and mature October 1, 2000.

           On December 13, 1993, Farm Fresh issued $36,000,000 face value of
               12.25% senior notes, for gross proceeds of $37,800,000, to finance the acquisition of 12 stores from Safeway Inc. The related premium is being amortized over the life of the notes using the effective interest method. The effective rate on the notes is 11.1%. These notes, labeled Series A in the accompanying balance sheets, have terms that mirror the previously issued senior notes.

           The senior notes are redeemable, at the option of Farm Fresh, in whole or in part, at any time on or after October 1, 1997 at specified redemption prices, together with interest to the date fixed for redemption. A sinking fund payment of $100,500,000 is due on October 1, 1999. This sinking fund payment is calculated to retire 50% of the senior notes originally issued prior to maturity. In the event of a change of control of Farm Fresh, Farm Fresh is obligated to make an offer to purchase all outstanding senior notes at a redemption price of 101% of the principal amount plus accrued interest to the date of repurchase. As described in note 12, a foreclosure by the FF Holdings noteholders on the common stock of Farm Fresh would constitute a change of control.

           The indentures contain certain covenants that, among other things, limit the ability of Farm Fresh to incur additional indebtedness, transfer or sell assets, pay dividends or make certain other restricted payments, create liens, enter into certain transactions with affiliates or merge or consolidate.

(12) FF HOLDINGS SENIOR NOTES
           On October 9, 1992, FF Holdings issued senior notes (FF Holdings senior notes) with a face value of $50,000,000. Because the notes were issued together with 20% of FF Holdings fully diluted common stock, the notes were recorded at a discount which is amortized over the life of the loan on the interest method. The notes bear interest at 14.25% payable semi-annually in arrears on each April 1 and October 1. The effective rate on the notes is 14.50%. FF Holdings has the option to pay interest with additional securities through October 1, 1997. During 1994, 1995 and 1996, FF Holdings exercised this option by issuing $8,442,740, $9,688,690 and $11,118,513, respectively, of additional 14.25%
               senior notes in lieu of interest. The notes represent general, unsecured obligations of FF Holdings and are junior to the indebtedness of Farm Fresh.

           Since FF Holdings is a holding company with no operations independent from Farm Fresh, its ability to pay interest on the FF Holdings senior notes is dependent upon Farm Fresh's ability to pay dividends to FF Holdings in an amount sufficient to satisfy such obligations. Assuming FF Holdings elects to pay interest through the October 1, 1997 interest payment date, by distributing additional FF Holdings notes in a principal amount equal to the interest then due, FF Holdings will be required to make level, semi-annual cash interest payments of $7.1 million each or $14.1 annually, to noteholders beginning on April 1, 1998, through the maturity date of the FF Holdings notes. Even if Farm Fresh were able to increase its annual cash flow sufficient to pay the required dividends to FF Holdings, covenants in the indentures governing the senior notes (note 11) and other instruments evidencing Farm Fresh's debt obligations restrict Farm Fresh's ability to make cash dividend payments to FF Holdings. Farm Fresh has not generated sufficient cash to satisfy the restrictive covenant governing dividends to FF Holdings in the past and is unlikely to satisfy the covenant by April 1, 1998, the date upon which the first cash interest payment on the FF Holdings Notes is due. If Farm Fresh were unable to make cash dividends to FF Holdings, FF Holdings would be unable to pay cash interest on the FF Holdings senior notes. In the event of such a default, the trustee would be entitled to exercise all of its rights under the indenture for the FF Holdings senior notes, including the acceleration of the principal of the notes. It is possible that such an event could lead to the FF Holdings senior noteholders acquiring a controlling interest in Farm Fresh, which could in turn trigger a "Change in Control" as defined in the senior notes indentures. A change of control would require Farm Fresh to repurchase the senior notes, resulting in an effective acceleration of the maturity of those senior notes.

           The FF Holdings senior notes are redeemable, at the option of FF
               Holdings, in whole or in part, at any time on or after October 1, 1997 at specified redemption prices, together with interest to the date fixed for redemption. No principal payments are required until maturity on October 1, 2002. In the event of a change of control, FF Holdings is obligated to make an offer to purchase all outstanding FF Holdings senior notes at a redemption price of 101% of the principal amount plus accrued interest to the date of repurchase.

           The indenture contains certain covenants that, among other things, limit the ability of FF Holdings to incur additional indebtedness, transfer or sell assets, pay dividends or make certain other restricted payments, create liens, enter into transactions with affiliates, or merge or consolidate.

  (13)     CONVERTIBLE SUBORDINATED DEBENTURES
           In March 1985, $40,000,000 of 7.5% convertible subordinated debentures (convertible debentures) due in 2010 were issued by Farm Fresh. Interest is payable March 1 and September 1. On October 2, 1988, as a result of the acquisition of Farm Fresh by FF Holdings, the convertible debentures were written down from their original face value by $18,613,867 to $21,386,133 to reflect their fair value at the date of acquisition. Therefore, convertible debentures that would formerly have converted, at the option of the holder, at $25.25 per share into common stock converted into $10.50 cash and $3.00 in merger debentures of FF Holdings per equivalent common share. Subsequent to the recapitalization in 1992 and the corresponding repayment of the FF Holdings merger debentures, the convertible debentures now convert into $13.50 in cash per equivalent common share. For the years ended December 31, 1994, December 30, 1995 and December 28, 1996, convertible debentures with face value of $12,000, $10,526,000 and $8,730,000, respectively, were converted, resulting in cash payments by the Company of $6,415, $5,627,762 and $4,667,521, respectively. Due to the significant amount converted in 1995 and 1996, Farm Fresh also wrote off a proportionate amount of deferred financing costs associated with issuance of the convertible debentures. These amounts, $109,042 and $85,212 for the years ended December 30, 1995 and December 28, 1996, respectively, have been netted against the gains of $402,588 and $383,748 on conversion and included in other expenses, net in the accompanying consolidated statements of loss for the years ended December 30, 1995 and December 28, 1996, respectively.

           The face value of debentures  outstanding was $26,764,000 at December
               31, 1994,  $16,238,000 at December 30, 1995 and $7,508,000 at
               December 28, 1996. The difference between the face value of the convertible debentures and the carrying value is being amortized over the term of the bonds using the effective interest method. The effective interest rate is 14.7%.

           Commencing March 1, 1996, Farm Fresh is required to make annual sinking fund payments of $2,000,000. Under the terms of the indenture, this requirement can be met through either cash payments or contribution of retired convertible debentures. As a result, Farm Fresh will not be required to make a sinking fund payment in cash until March 1, 2008, at the earliest.

           Although the convertible debentures are convertible on demand, a portion of the revolving credit facility described in note 10 has been reserved to finance the conversion of all outstanding debentures as they occur. As a result, the convertible debentures are classified as a long-term liability in the accompanying balance sheets.

(14) CUMULATIVE REDEEMABLE PREFERRED STOCK
           In conjunction with the 1992 recapitalization, the Company exchanged all of its 16.75% junior subordinated debentures and 16.75% cumulative preferred stock for new 14.25% preferred stock.

           Holders of the 14.25% preferred stock are entitled to receive, if declared by the board of directors, cumulative dividends at an annual rate of 14.25% per share, payable in cash semi-annually on April 1 and October 1. Each of the semi-annual dividends is fully cumulative and will accrue (whether declared or not) ratably each period. Additional dividends accrue on unpaid dividends. On December 28, 1996, dividends on the 14.25% preferred stock were in arrears in the amount of $15,259,455, which have been accrued in the accompanying consolidated financial statements. The preferred stock is required by its terms to be redeemed in its entirety on or before October 1, 2004. The preferred stock ranks higher than all classes of common stock with respect to dividend rights and rights on liquidation.

(15) COMMON STOCK
           The authorized common stock of FF Holdings consists of 2,500,000 shares of Class A common stock, 3,500,000 shares of Class B common stock and one share of Class C common stock. Except as described below, all shares of Class A common stock, Class B common stock and Class C common stock are identical and entitle the holders thereof to the same rights, privileges, benefits and notices. These are summarized as follows:

           DIVIDENDS
           The holders of each class of common stock are entitled to share ratably, on a share-for-share basis, in dividends declared by the Board of Directors. If dividends are declared that are payable in shares of FF Holdings common stock, dividends must be declared which are payable at the same rate on each class of stock, and the dividends payable in shares of common stock will be payable to holders of each class of stock in such class of stock. FF Holdings may not make any split-up, division or other reclassification of any class of common stock unless it makes a corresponding split-up, division or reclassification of the other classes of common stock. Dividends are restricted by certain provisions of the Company's debt agreements.

           CONVERTIBILITY
           Pursuant to the Certificate of Incorporation of FF Holdings, holders of Class A common stock may elect at any time to convert any or all of such shares into Class B common stock on a share-for-share basis. Holders of Class B common stock may elect at any time to convert any or all of such shares into Class A common stock, on a share-for-share basis, to the extent the holder thereof is not prohibited from owning additional voting securities by virtue of regulatory restrictions. Class C common stock is not convertible.

           LIQUIDATION PREFERENCE
           Upon the liquidation or dissolution of FF Holdings, the holders of the Class A common stock, Class B common stock and Class C common stock will be entitled to share ratably, on a share-for-share basis, in all distributions made in connection with such liquidation or dissolution after payment in full of amounts due in respect of any outstanding indebtedness and senior equity securities.

           VOTING RIGHTS
           The holders of Class A common stock are entitled to one vote per share on all matters to be voted upon and will vote together as a single class with holders of Class C common stock, who are entitled to 20,000 votes per share. Except as otherwise required by law, holders of Class B common stock generally do not possess the right to vote.

           RIGHTS OFFERING
           Concurrent with the closing of the Safeway acquisition in 1993, FF
               Holdings began a private placement of 2,375,000 shares of Class B common stock to its existing shareholders. At the time of closing, FF Holdings had an unconditional guarantee of $5,000,000 in proceeds for the stock; therefore, the entire amount of the offering was reflected as a capital contribution in 1993. The private placement was completed on January 14, 1994, and the remaining proceeds of $2,266,052 were received.

(16) INCOME TAXES
           At December 28, 1996, FF Holdings had net operating loss carryforwards for regular Federal income tax purposes which expire as follows:


                              Year
                              2003                    $  2,400,000
                              2004                       9,900,000
                              2005                      21,100,000
                              2006                       5,400,000
                              2007                      17,100,000
                              2008                      13,700,000
                              2009                      22,000,000
                              2010                       8,200,000
                              2011                      11,900,000
                                                        ----------

                                                      $111,700,000
                                                      ============

           The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities of the Company at December 30, 1995 and December 28, 1996 are presented below:


                                                                                December 30,   December 28,
                                                                                   1995            1996
                                                                                   ----            ----
                  Deferred tax assets:
                        Net operating loss carryforwards                       $ 38,427,000    42,400,000
                        14.25% senior notes, due to payment-in-kind interest,
                             not deductible for tax purposes until paid          10,652,000    15,037,000
                        Accrued closed store reserves, deductible as paid
                             for tax purposes                                     3,775,000     3,558,000
                        Capital leases, deductible as paid for tax purposes       3,694,000     3,897,000
                        General business credit carryforwards                     1,798,000     1,798,000
                        Vacation and bonus accruals, deductible as paid
                             for tax purposes                                       962,000       731,000
                        Allowance for doubtful accounts, deductible as
                             receivables are written off for tax purposes           187,000       560,000
                        Noncompete agreements, due to differences between
                             book and tax amortization periods                      373,000       411,000
                        Other                                                        32,000       103,000
                                                                               ------------  ------------

                                          Total deferred tax assets              59,900,000    68,495,000

                                          Less valuation allowance              (47,234,000)  (57,555,000)
                                                                               ------------- -------------
                                          Net deferred tax assets                12,666,000    10,940,000
                                                                               ------------- -------------



                                                                                   December 30,    December 28,
                                                                                       1995             1996
                                                                                       ----             ----
                  Deferred tax liabilities:
                        Property, plant and equipment, due to differences
                             between book and tax depreciation methods and
                             adjustments made in purchase accounting
                             not recognized for tax purposes                      $   (5,048,000)   (4,979,000)
                        Convertible debentures, due to write downs
                             in purchase accounting not recognized
                             for tax purposes                                         (2,628,000)   (1,187,000)
                        Goodwill, due to differences between book and tax
                             amortization periods                                       (744,000)     (432,000)
                        LIFO, due to adjustments made in purchase
                             accounting not recognized for tax purposes               (2,578,000)   (2,569,000)
                        Leasehold rights, due to differences between book
                             and tax depreciation periods and adjustments
                             made in purchase accounting                              (1,009,000)   (1,146,000)
                        Other                                                           (659,000)     (627,000)
                                                                                   --------------  ------------

                                          Total deferred tax liabilities             (12,666,000)  (10,940,000)
                                                                                   --------------  ------------

                                          Net deferred tax assets and liabilities $            -             -
                                                                                   ==============  ============

           A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. Due to losses incurred historically and the uncertainty of future income, the Company has recorded a valuation allowance to defer recognition of its deferred tax assets until it is more likely than not the benefit will be realized. The valuation allowance for deferred tax assets as of December 31, 1994 was $35,098,000, therefore, an increase of $12,136,000 was reflected in the year ended December 30, 1995 and an increase of $10,321,000 in the valuation allowance was reflected in the year ended December 28, 1996.

           During 1994 and 1995 the Company paid $1,460,394 and $403,168, respectively, in interest related to the settlement of an Internal Revenue Service audit of the Company's 1986 through 1989 tax returns.

  (17)     SUPPLY AGREEMENT
           Farm Fresh has an agreement with Richfood to purchase store merchandise and products of at least $350 million annually, subject to adjustment based on the number of stores in operation. Under the agreement, which expires in December, 2001, Richfood's prices for products sold to Farm Fresh will not exceed Richfood's prevailing lowest offering price to its customers, and Richfood will continue to offer to Farm Fresh billing and payment terms at least as favorable as those offered to Richfood's ten largest customers.

  (18)     RELATED PARTY TRANSACTIONS
           Two stores are leased from real estate  partnerships in which Farm
               Fresh is a general partner. One store was treated as a capital lease with net assets of $1,125,397 and $1,060,972 and long-term obligations of $1,688,205 and $1,691,341 in 1995 and 1996, respectively. Both leases expire within the next 19 years. Aggregate annual payments under these related party leases were $653,613 in 1994, 1995, and 1996.

           Included in other assets are investments in real estate partnerships in which Farm Fresh is a general partner. Under the terms of the partnership agreements Farm Fresh guarantees a portion of the partnership debt. In January 1997, Farm Fresh assigned its ownership interest in one real estate partnership to the other partners. Farm Fresh guaranteed $4,364,570 of notes payable at December 29, 1996 relating to the two remaining partnerships, representing the two partnerships total outstanding debt.

           Included in stockholders' deficit are loans to certain members of management and stockholders of $1,314,037 and $1,108,940 at December 30, 1995 and December 28, 1996, respectively, which were made to enable them to purchase securities of FF Holdings. Accrued and unpaid interest and cash loans have been charged against the net loss in the accompanying 1996 consolidated statement of loss.

           Farm Fresh has employment contracts with certain members of management. Two of the contracts provide a base salary plus an incentive bonus of up to one half of the individual's salary. The contracts also provide for a bonus to be paid upon the occurrence of certain transactions, which include among other things, the sale of all or a portion of the Company's assets. The contracts have an initial term of two years and automatically renew on an annual basis thereafter. The contracts may be terminated upon death or disability of the employee or by cause, as defined in the contract. Upon termination for reasons other than cause, the employee is eligible to receive severance equal to one year's base salary.

           The remaining employment contracts provide for severance payments ranging from six months to one year's salary upon termination without cause or the occurrence of a change in control of the Company, as defined in the agreements. If these employees had been terminated as of December 28, 1996, the Company would be obligated to pay $950,000 relating to these agreements.

           Farm Fresh also sells merchandise to Fair Markets, Inc., a company related by common ownership. Included in accounts receivable at December 30, 1995 was $522,944. Fair Markets, Inc. sold its stores during 1996 and the entire receivable was repaid.

(19)       RETIREMENT SAVINGS PLAN
           Farm Fresh, Inc. Retirement Savings Plan (Plan) is a defined contribution plan sponsored by Farm Fresh. The Plan is designed to provide employees an opportunity to accumulate capital for their future economic security. The Plan provides for employee salary deferral and matching employer contributions.

           Employees of Farm Fresh and its subsidiaries become eligible to participate in the Plan when they attain age twenty-one and have completed a twelve-month period of not less than 1,000 hours of service. Participation by employees commences at the beginning of the quarter subsequent to the quarter in which the above conditions have been met. Participants become fully vested in the Plan upon normal retirement (age 60 or older), permanent disability, death or completion of one year of credited service.

           Contributions to the Plan accrued by Farm Fresh were $1,397,904, $1,424,426 and $1,399,938 for 1994, 1995 and 1996, respectively.

(20)     DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
         The following summarizes disclosure regarding the estimated fair value of FF Holdings' financial instruments at December 30, 1995 and December 28, 1996:

         (A) CASH, ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND ACCRUED EXPENSES The carrying amount approximates fair value because of the short maturity of these instruments.

         (B) REVOLVING CREDIT FACILITY
              The carrying amount approximates fair value since the rate was recently negotiated in conjunction with the renewal described in note 10.

         (C) NOTES PAYABLE
              The fair value of Farm Fresh's notes payable is estimated based on the present value of future cash flows discounted using Farm Fresh's revolving credit facility borrowing rate of prime plus
                1 3/4%.


         (D) ACCRUED COSTS RELATING TO CLOSED STORES
              The carrying amount of these obligations is determined based upon discounted future cash flow and therefore approximates fair value.

         (E) SENIOR NOTES
              The fair value of the 12.25% senior notes and 14.25% senior notes is based on recent trading of these securities in public markets.

         (F) CONVERTIBLE DEBENTURES
              The fair value of the convertible debentures is based upon their conversion value.

         (G) LETTERS OF CREDIT
              The Company has letters of credit outstanding which guarantee various trade activities. The contract amounts of the letters of credit approximate their fair value.

         (H) FINANCIAL GUARANTEES
              A reasonable estimate of the fair value of Farm Fresh's guarantees of long-term debt and lease obligations of others, more fully described at notes 8 and 18, could not be made without incurring excessive costs.

       The estimated fair values of FF Holdings' financial instruments are summarized as follows:

                                                     At December 30, 1995
                                                   -------------------------
                                                   Carrying       Estimated
                                                    Amount        Fair Value
                                                    ------        ----------

      Cash                                      $    2,085,769  $    2,085,769
      Accounts receivable                           17,026,234      17,026,234
      Revolving credit facility                     12,169,258      12,169,258
      Notes payable                                  2,934,794       2,836,462
      Accounts payable                              32,900,110      32,900,110
      Accrued expenses                              27,124,842      27,124,842
      Accrued costs relating to closed stores        9,934,532       9,934,532
      12.25% senior notes                          165,000,000     135,300,000
      12.25% senior notes, series A                 37,337,873      29,520,000
      Convertible debentures                         9,322,398       8,681,703
      Letters of credit                                     -        1,135,055
      Financial guarantees, for which it is not
            practicable to estimate fair value              -               -




                                                      At December 28, 1996
                                                  ----------------------------
                                                    Carrying       Estimated
                                                     Amount        Fair Value
                                                  -------------  -------------
       Cash                                       $     853,560  $     853,560
       Accounts receivable                           14,792,965     14,792,965
       Revolving credit facility                     24,289,957     24,289,957
       Notes payable                                  1,721,165      1,761,714
       Accounts payable                              36,149,820     36,149,820
       Accrued expenses                              27,505,006     27,505,006
       Accrued costs relating to closed stores        9,372,189      9,373,189
       12.25% senior notes                          165,000,000    125,400,000
       12.25% senior notes, series A                 37,074,410     27,360,000
       Convertible debentures                         4,380,243      4,014,178
       14.25% senior notes                           85,524,614      5,187,500
       Letters of credit                                  -          1,072,501
       Financial guarantees, for which it is not
             practicable to estimate fair value           -              -

(21) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table and related footnotes present selected quarterly financial data for FF Holdings:


                                              First     Second    Third    Fourth
                                             Quarter    Quarter  Quarter   Quarter       Total
                                             -------    -------  -------   -------       -----
                                                          (dollars in thousands)
               Year Ended December 30, 1995:
               Sales                         208,235    214,680  215,895   246,278      885,087
               Gross profit                   49,270     51,156   50,477    59,408      210,311
               Net loss                       (5,930)    (3,640)  (5,699)  (20,844)(a)  (36,113)

               Year Ended December 28, 1996:

               Sales                         178,954    180,032  180,582   221,926      761,494
               Gross profit                   41,664     42,357   41,175    52,777      177,973
               Net loss                       (5,764)    (4,558)  (6,395)  (15,333)(b)  (32,050)

               -----------------
           (a) Includes charges to earnings for reserves established for closed stores of $2.6 million (note 5), write down of long-lived assets to be disposed of $7.2 million and the loss on the sale of 10 stores to Hannaford of $2.5 million (note 3).

           (b) Includes charges to earnings for reserves established for closed stores of $1.5 million (note 5), and write down of long-lived assets to be disposed of $2.8 million.